Exhibit (2)(k)(vi)

COMPLIANCE CONSULTING AGREEMENT

THIS AGREEMENT (the "Agreement") is entered into to be effective as of the 8th day of May, 2020, by and among Oyster Consulting, LLC® (“Oyster”), a Virginia limited liability corporation, which term, as used herein shall include, as appropriate, relevant Oyster personnel, including but not limited to Dean Pelos (“Mr. Pelos”), or any consultant provided by Oyster to The Bluestone Community Development Fund (“Bluestone Community Development Fund”).

WHEREAS, Oyster is a consulting firm specializing in providing regulatory compliance products and services to, among others, Registered Investment Companies (“RIC”) registered with the Securities and Exchange Commission (“SEC”);

WHEREAS, Bluestone Community Development Fund is a RIC subject to a number of regulatory requirements under various federal and state laws, including among others, the Investment Company Act of 1940 (“1940 Act”); and

WHEREAS, the Board of Trustees and Senior Management of Bluestone Community Development Fund desires to engage Oyster to provide certain ongoing regulatory compliance consulting and monitoring services, all such services designed to support Bluestone Community Development Fund’s obligations under the 1940 Act and Oyster is willing to provide those services upon the terms and conditions set forth in this Agreement.

NOW THEREFORE, for and in consideration of the mutual agreements and covenants contained herein, Oyster and Bluestone Community Development Fund hereby agree as follows:

1.	ENGAGEMENT OF OYSTER / DESIGNATION AS CCO

Bluestone Community Development Fund hereby engages Oyster to provide an individual acceptable to Bluestone Community Development Fund to serve as Chief Compliance Officer (the “CCO”) for Bluestone Community Development Fund, to provide ongoing regulatory compliance consulting and monitoring services described in Schedule A to this Agreement, and Oyster hereby accepts such appointment. Schedule A is incorporated into and made a part of this Agreement and may be amended from time to time by mutual written consent of the parties.

Bluestone Community Development Fund appoints Mr. Pelos as an officer of Bluestone Community Development Fund and designates Mr. Pelos as CCO. The parties understand and agree that Mr. Pelos will be identified as CCO on applicable regulatory documents or any other documents as Bluestone Community Development Fund deems necessary or appropriate; in this connection, Mr. Pelos and Oyster agree to provide promptly such information about the CCO as Bluestone Community Development Fund shall reasonably request and consent to the inclusion of such information in relevant documents. Bluestone Community Development Fund represents that Mr. Pelos shall be granted appropriate responsibility and authority to fulfill the obligations imposed upon Bluestone Community Development Fund’s CCO by the Rule and Bluestone Community Development Fund’s policies and procedures (“Compliance Program”), as each may be amended from time to time.

Mr. Pelos and Oyster hereby accept such appointment and designation under the terms and conditions set forth in this Agreement and represent that Mr. Pelos is, and shall take reasonable steps to remain, competent and knowledgeable regarding the 1940 Act, and relevant rules thereunder and shall perform his duties as CCO in Bluestone Community Development Fund’s best interests and in a manner consistent with the Rules and industry standards.

The CCO shall serve as such until such time as his successor shall be duly qualified and appointed by Bluestone Community Development Fund. Oyster and the CCO shall immediately inform Bluestone Community Development Fund of any matter that would or might have a materially negative effect on a currently designated CCO’s ability to properly serve Bluestone Community Development Fund. In the event that the CCO shall become unable or unwilling to continue serving as such, or Bluestone Community Development Fund notifies Oyster of its desire to replace the CCO, Oyster shall immediately provide Bluestone Community Development Fund with a suitable candidate to replace the CCO or shall terminate this Agreement in accordance with its terms. Oyster represents that any proposed successor CCO will be, and shall take reasonable steps to remain, competent and knowledgeable regarding the 1940 Act and relevant rules thereunder and shall perform his or her duties as CCO in Bluestone Community Development Fund’s best interests and in a manner consistent with the Rule and industry standards. Bluestone Community Development Fund represents that, if approved, any such successor CCO shall be granted appropriate responsibility and authority to fulfill a CCO’s obligations under the rule and Bluestone Community Development Fund’s Compliance Program, as each may be amended from time to time.

In the event that Oyster is unable to provide an individual that Bluestone Community Development Fund, in its sole discretion, believes is appropriate and suitable to serve as CCO, Bluestone Community Development Fund may immediately terminate this Agreement without penalty.

Bluestone Community Development Fund or Oyster may cancel this agreement with thirty days written notice; however, in the event that the CCO has identified to Bluestone Community Development Fund regulatory risks that must be corrected and have gone uncorrected within a reasonable time as determined by the CCO, the Oyster can immediately terminate this agreement.  Such termination by Oyster will not relieve Bluestone Community Development Fund of any payments due up to the date of such termination.

If Bluestone Community Development Fund hires an Oyster consultant, employee or independent contractor working for Oyster or its affiliates, during the engagement or for a period of twelve months after the completion or termination of this engagement, Bluestone Community Development Fund shall pay Oyster, within thirty days of hiring, a fee of 25% of the consultant’s first year compensation including bonuses, if applicable.

2.         COMPENSATION

Bluestone Community Development Fund agrees to pay for the services to be provided by Oyster as set forth in Schedule A to this Agreement in accordance with, and in the manner set forth in Schedule B to this Agreement. Schedule B is incorporated into and made a part of this Agreement and may be amended from time to time by mutual written consent of the parties.

3.         REIMBURSEMENT OF EXPENSES

In addition to paying Oyster the fees described in Schedule B to this Agreement, Bluestone Community Development Fund agrees to reimburse Oyster for the reasonable out-of-pocket expenses described in Schedule B.

4.         INDEPENDENT CONTRACTOR

Oyster shall act as an independent contractor and not as an agent of Bluestone Community Development Fund and Oyster shall make no representation as an agent of Bluestone Community Development Fund.

Oyster does not offer legal or accounting services and does not purport to replace the services provided by legal counsel or that of a certified public accountant. If contracts are provided, they will be forms only and the provision of such contracts does not constitute and should not be deemed to be legal advice. The representatives of Oyster are experts, and as such will make every reasonable effort to provide the services described in this Agreement. However, there is no guarantee that the work performed by Oyster will be favorably received by any regulatory agency.

WITHOUT LIMITING THE GENERAL APPLICABILITY OF THE PRECEDING PARAGRAPH, Bluestone Community Development Fund EXPRESSLY ACKNOWLEDGES AND AGREES THAT SERVICES TO BE PROVIDED BY OYSTER UNDER THIS AGREEMENT ARE NOT LEGAL SERVICES AND THAT THIS AGREEMENT DOES NOT CONSTITUTE AN ATTORNEY- RELATIONSHIP BETWEEN OYSTER AND Bluestone Community Development Fund. Bluestone Community Development Fund ALSO EXPRESSLY ACKNOWLEDGES AND AGREES THAT THE SERVICES TO BE PROVIDED BY OYSTER UNDER THIS AGREEMENT, AND ANY COMMUNICATIONS BETWEEN OYSTER AND Bluestone Community Development Fund RELATING TO SUCH SERVICES, ARE NOT PROTECTED UNDER ANY CLAIMS OF LEGAL PRIVILEGE OR ATTORNEY WORK PRODUCT.

Although Oyster’s work may involve analysis of accounting and financial records, at no time will work performed by Oyster be deemed to be an audit of Bluestone Community Development Fund in accordance with generally accepted auditing standards or otherwise.

5.         STANDARD OF CARE, LIMITATION OF LIABIILTY AND INDEMNIFICATION

(a)     Limitation of Liability. Oyster shall not be liable for, and Bluestone Community Development Fund shall hold Oyster harmless in regard to, any liability incurred for any action reasonably taken by Oyster or failure to act by Oyster in reliance upon:

(i)	information, records and reports generated by Bluestone Community Development Fund;
(ii)	advice of Bluestone Community Development Fund, or of counsel for Bluestone Community Development Fund;
(iii)	statements of Bluestone Community Development Fund’s independent accountants;
(iv)	Any signature, instruction, request, letter of transmittal, certificate, opinion of counsel, statement, instrument, report, notice, consent, order, or other document reasonably believed in good faith by Oyster to be genuine and to have been signed or presented by Bluestone Community Development Fund or other proper party or parties provided that such action or failure to act is not, to the knowledge of Oyster, in violation of applicable federal or state laws or regulation and provided further that such action or failure to act is made without gross negligence, bad faith, willful misconduct or reckless disregard of its duties. Bluestone Community Development Fund shall hold Oyster harmless in regard to any liability incurred by reason of the inaccuracy of such information provided by the Trust or for any action reasonably taken or omitted in good faith reliance on such information.

(b)       Reliance. Oyster may rely upon the genuineness of any document, copy or facsimile thereof reasonably believed in good faith by Oyster to have been validly executed and Oyster shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack of authority of any statement, oral or written instruction, resolution, signature, request, letter of transmittal, opinion of counsel, instrument, report, notice, consent, order or any other document or instrument which Oyster reasonably believes in good faith to be genuine.

(c)       Errors of Others. Oyster shall not be liable for the errors of other Service Providers to Bluestone Community Development Fund, except or unless any Oyster action or inaction is a direct or proximate cause of the error.

(d)       Indemnification of Oyster. Bluestone Community Development Fund shall indemnify and hold Oyster harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to Bluestone Community Development Fund’s refusal or failure to comply with the terms of this Agreement, or which arise out of Bluestone Community Development Fund’s lack of good faith, gross negligence or willful misconduct with respect to Bluestone Community Development Fund’s performance under or in connection with this Agreement.

(e)       Indemnification of Bluestone Community Development Fund. Oyster shall indemnify and hold Bluestone Community Development Fund harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to Oyster’s refusal or failure to comply with the terms of this Agreement, or which arise out of Oyster’s lack of good faith, gross negligence or willful misconduct with respect to Oyster’s performance under or in connection with this Agreement.

(f)       In the event that Oyster is requested, pursuant to subpoena or other legal process, to provide testimony or produce its documents relating to its engagement under this Agreement, in judicial or administrative proceedings to which Oyster is not a party, Oyster shall promptly notify Bluestone Community Development Fund and shall be reimbursed by Bluestone Community Development Fund at standard billing rates for Oyster’s professional time and expenses, including reasonable attorney’s fees incurred in responding to such request.

6.         INFORMATION FURNISHED BY THE PARTIES DUTY OF CO-OPERATION

(a)       In order for Oyster to properly serve Bluestone Community Development Fund and its shareholders, Bluestone Community Development Fund agrees to provide Oyster any information Oyster may reasonably request in furtherance of Oyster obligations under this Agreement. Bluestone Community Development Fund must notify Oyster immediately of any changes that have or may have a material impact on Bluestone Community Development Fund business, its operations, or its personnel. Bluestone Community Development Fund must also immediately notify Oyster of any changes with respect to any audit, enforcement, or regulatory actions commenced against Bluestone Community Development Fund by any regulatory authority, and any compliant, grievance or action threatened or commenced against Bluestone Community Development Fund by any shareholder.

(b)       Bluestone Community Development Fund also agrees to cooperate fully with Oyster and provide in a timely manner any information concerning Bluestone Community Development Fund and its affiliates reasonably required by Oyster insofar as such information relates to any policy, procedure, contract or other matter subject to Oyster’s ongoing services as set forth in Schedule A to this Agreement.

(c)       Bluestone Community Development Fund further agrees to authorize and direct Bluestone Community Development Fund’s applicable third-party Service Providers to cooperate fully with Oyster and provide in a timely manner any reasonable request for information from Oyster insofar as such information relates to any policy, procedure, contract or other matter subject to Oyster’s ongoing services as set forth in Schedule A to this Agreement.

(d)       In order for Oyster to properly serve Bluestone Community Development Fund, Oyster agrees to provide to Bluestone Community Development Fund any information Bluestone Community Development Fund may reasonably request in furtherance of Oyster’s obligations under this Agreement. Oyster will notify Bluestone Community Development Fund immediately of any changes that have or may have a material impact on Oyster’s business, its operations, or its personnel, or Oyster’s ability to provide the services called for under this Agreement.

7.         RECORD RETENTION AND CONFIDENTIALITY

Oyster shall keep and maintain copies of all books and records which Bluestone Community Development Fund is, or may be, required to keep and maintain pursuant to any applicable statutes, rules and regulations, and which relate to the products and/or services to be provided by Oyster under this Agreement. Oyster expressly acknowledges and agrees that all such books and records are to be maintained with the utmost privacy and confidentiality, and Oyster shall keep confidential all books, records, documents and other information, whether created by Oyster or provided to Oyster by Bluestone Community Development Fund, unless compelled to produce any of them by duly-constituted authorities or legal process. Oyster further agrees to maintain adequate data backup facilities and emergency plans and procedures reasonably designed to safeguard Bluestone Community Development Fund books and records from permanent loss.

Oyster further agrees to maintain as confidential any non-public personal information (as defined by Regulation S-P under the Federal Securities Laws) of any customer of Bluestone Community Development Fund and to use such information solely for the purposes of this Agreement.

8.         TERM AND TERMINATION

This Agreement shall continue in full force and effect until terminated. The initial term shall be for one year. Either party may terminate this Agreement without penalty upon thirty (30) days prior written notice to the other party.

If this Agreement terminates prior to the last day of a month, Oyster compensation for that part of the month in which the Agreement was in effect shall be prorated in a manner consistent with the calculation of fees as set forth in Schedule B, and if prepaid, an appropriate refund shall be promptly made.

If the consultant voluntarily resigns, at the discretion of both parties, Oyster may present an alternative consultant for Bluestone Community Development Fund’s consideration and approval to continue the duties under this Agreement. If Bluestone Community Development Fund chooses to end its relationship with Oyster as a result of such voluntary resignation by the consultant, the contract with Oyster would end, and Bluestone Community Development Fund would pay Oyster only for fees and any negotiated Out of Pocket Expenses accrued up to the point in time when Bluestone Community Development Fund’s declines to accept a replacement. Oyster will make every effort to assist Bluestone Community Development Fund in a smooth transition during this period.

9.         MISCELLANEOUS

(a)  Non-Exclusivity. This Agreement is not exclusive, and Bluestone Community Development Fund expressly acknowledges and agrees that Oyster may provide services to other persons that are similar to the services Oyster provides to Bluestone Community Development Fund.

(b)  Entire Agreement. This Agreement supersedes any and all other agreements, whether oral or in writing, between the parties with respect to the subject matter of this Agreement, and this Agreement contains all of the covenants and understandings between the parties with respect to said matters.

(c)  No Assignment. This Agreement may not be assigned without the express prior written consent of the other party, which consent may be withheld for any reason.

(d)  Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged, or terminated orally, but only by a written instrument signed by both parties.

(e)  Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby. This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective successors.

(f)  Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia, without regard to such jurisdiction's conflict-of-law statutes.

(g)  Waiver. The waiver by either party of the breach of any provision of this Agreement by the other party shall not extend to future breaches of the same or any other provision contained in this Agreement.

(h) Notices. Any notices required under this Agreement shall be in writing and may be sent by any method reasonably designed to inform the other party of such notice, including certified mail, overnight delivery, courier service, facsimile transmission, or other appropriate means.

(i) Counterparts. This Agreement may be executed in counterparts by the parties hereto, each of which shall constitute an original, and all of which together shall constitute one Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Compliance Consulting Agreement for CCO Services as of the date upon which the last party executes below.

Oyster Consulting, LLC®

/s/ Buddy Doyle

By: Buddy Doyle

CEO, Oyster Consulting, LLC

Date: May 18, 2020

The Bluestone Community Development Fund

/s/ Lee A. Calfo

Name: Lee A. Calfo

Title: President

Date: May 12, 2020

SCHEDULE A

CCO COMPLIANCE SERVICES

•	Provide all CCO compliance services consistent with the requirements of the Investment Company Act of 1940
•	Conduct reviews, both on-site and remote, including risk assessments and testing, trade and suitability surveillance, oversight of incoming and outgoing correspondence reviews, marketing reviews of Bluestone Community Development Fund along with reviews of compliance programs. Make recommendations as applicable.
•	Provide an Annual Compliance Report to Bluestone Community Development Fund and its Board of Trustees
•	Ongoing reporting of any violations and recommendation of remedial actions
•	Provide compliance support to Bluestone Community Development Fund with respect to SEC examinations, inspections and regulatory issues
•	Cooperate with Bluestone Community Development Fund in responding to any inspection by or information request from the SEC that relates to matters covered by this Agreement
•	Attendance at meetings of the Bluestone Community Development Fund Board of Trustees

In addition to the services above, Oyster’s compliance process also includes the following:

DEVELOPMENT AND MAINTENANCE: COMPLIANCE PROGRAM

The CCO will create and maintain a detailed, compliance program, perform testing of compliance policies and procedures, complete Regulatory Filings as required, communicate Regulatory Updates and Alerts to members of the Board, conduct employee training and perform ongoing Consulting.

Consulting: The CCO will perform offsite reviews and on-site visits spending approximately 1-3 business days every six months at the offices of the Bluestone Community Development Fund’s Investment Adviser for the entire term of the agreement. Frequency of visits will vary based on the nature of business activity, as necessary.

SCHEDULE B

FEES

Oyster will provide CCO Compliance Services described in Section A for a fee of $5000.00 per month. Payment is based on the flat monthly rate and any incurred expenses to be invoiced following the performance of services to Bluestone Community Development Fund on a monthly basis. In the event of SEC examinations, inspections and regulatory issues related to the fund, additional fees of $300 per hour would be charged for compliance support. Payment for the first month will be prorated based on the agreed upon start date if the start date is not the first of the month. All payments are due within 15 days of the date of the invoice. Oyster will not be responsible for providing ongoing services to Bluestone Community Development Fund or for any liability relating to such services during any month in which Oyster fees for such services are considered late.

OUT-OF-POCKET EXPENSES

In addition to the above fees, Bluestone Community Development Fund agrees to reimburse Oyster or pay directly reasonable out-of-pocket expenses incurred by Oyster on Bluestone Community Development Fund's behalf, including but not limited to:

•	All postage, freight, delivery and bonding charges (if any) incurred by Oyster in delivering materials to Bluestone Community Development Fund;

•	All expenses incurred in connection with any custom programming or systems modifications required to provide any special reports or services requested by Bluestone Community Development Fund and approved by Bluestone Community Development Fund in advance of their occurrence;

•	Travel expenses, including coach and economy class airfare, taxi service, hotel rooms, intermediate or midsize rental car, parking, public transportation where available and meals; and

•	Any additional expenses reasonably incurred by Oyster in the performance of its duties and obligations under this Agreement and approved by Bluestone Community Development Fund in advance of their occurrence.

All reimbursement is subject to provision of an invoice accompanied by an itemized accounting and written proof of all expenses.

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